Exhibit 99.1
October 14th 2008
STRICTLY CONFIDENTIAL

Mr. George Alvarez
Chairman & C.E.O.
ChinaTel

Dear Mr. George Alvarez;

Pursuant to our discussions, this letter sets forth an agreement (the "Agreement") between ChinaTel, it's representatives, successors, assigns, and heirs ("ChinaTel" or "the Company") and Shai Bar-Lavi ("Shai") it's representatives, successors, assigns, and heirs with respect to an arrangement to pay Shai a fee related for its role as an advisor to the Chairman & CEO for 36 month including but not limited to introducing the Company to a potential acquisitions, joint ventures, business developments, representing the company in events, meetings etc.

It is understood and acknowledged by Shai and the Company that for the date this Agreement is entered into, and for 36 month thereafter, the relationship between Shai and the Company shall be non exclusive.

The Parties agree not to circumvent, bypass or obviate each other, either directly or indirectly, for any reason, or to avoid the payment of any fees which may be due any of the parties in this transaction, or to unilaterally pursue any project, information or business contact disclosed by any of the Parties to each other.

A.	Fees and Expenses. In connection with the Services described above, the Company shall pay to Shai the following compensation:

1.
Consultant shall receive a fee equal to the total of 3.5M S8 shares of the company in three (3) installments during the first quarter of 2009 (1 M in January 2009, 1M in February 2009 and the balance in March 2009, which shares shall be deemed immediately fully paid and non-assessable.)

2.
Expenses. In addition to any fees payable to Shai hereunder, the Company hereby agrees to reimburse Shai for all reasonable travel and other out-of-pocket expenses incurred in connection with Shai's engagement. Such reimbursement shall be limited to $_,000 per month with the prior written approval by the Company.

B.          Use of Information. The Company will furnish Shai such written information as Shai reasonably requests in connection with the performance of its services hereunder. The Company understands, acknowledges and agrees that, in performing its services hereunder, Shai will use and rely entirely upon such information as well as publicly available information regarding the Company and other potential parties to an Offering and that Shai does not assume responsibility for independent verification of the accuracy or completeness of any information, whether publicly available or otherwise furnished to it, concerning the Company or otherwise relevant to an Offering, including, without limitation, any financial information, forecasts or projections considered by Shai in connection with the provision of its services.

C.          Indemnity. In connection with the Company's engagement of Shai as agent, the Company hereby agrees to indemnify and hold harmless Shai and its Affiliates, and the respective controlling persons, directors, officers, shareholders, agents and employees of any of the foregoing (collectively the "Indemnified Persons"), from and against any and all claims, actions, suits, proceedings (including those of shareholders), damages, liabilities and expenses incurred by any of them (including the reasonable fees and expenses of counsel), (collectively a "Claim"), which are (A) related to or arise out of (i) any actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by the Company, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with the Company's engagement of Shai, or (B) otherwise relate to or arise out of Shai's activities on the Company's behalf under Shai's engagement, and the Company shall reimburse any Indemnified Person for all expenses (including the reasonable fees and expenses of counsel) incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. The Company will not, however, be responsible for any Claim, which is finally judicially determined to have resulted from the gross negligence or willful misconduct of any person seeking indemnification for such Claim. The Company further agrees that no Indemnified Person shall have any liability to the Company for or in connection with the Company's engagement of Shai except for any Claim incurred by the Company as a result of such Indemnified Person's gross negligence or willful misconduct. The Company's indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Party may have at law or at equity and (b) shall be effective whether or not the Company is at fault in any way.

D.          Governing Law, This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be fully performed therein. Any disputes which arise under this Agreement, even after the termination of this Agreement, will be heard only in the state.or federal courts located in the City of New York, State of New York. The parties hereto expressly agree to submit themselves to the jurisdiction of the foregoing courts in the City of New York, State of New York. The parties hereto expressly waive any rights they may have to contest the jurisdiction, venue or authority of any court sitting in the City and State of New York. In the event of the bringing of any action, or suit by a party hereto against the other party hereto, arising out of or relating to this Agreement, the party in whose favor the final judgment or award shall he entered shall be entitled to have and recover from the other party the costs and expenses incurred in connection therewith, including its reasonable attorneys' fees. Any rights to trial by jury with respect to any such action, proceeding or suit are hereby waived by Shai and the Company.

E.           Notices. All notices hereunder will be in writing and sent by certified mail, hand delivery, overnight delivery or fax, if sent to Oded Steiff Adv, at blip Tower, 17 Yizhak Sade St., Tel Aviv 67775, Israel, or via fax number -P972 (3) 6252443. Notices sent by certified mail shall be deemed received five days thereafter, notices sent by hand delivery or overnight delivery shall be deemed received on the date of the relevant written record of receipt, and notices deliver by fax shall be deemed received as of the date and time printed thereon by the fax machine.

F.          Miscellaneous. This Agreement shall not be modified or amended except in writing signed by Shai and the Company. This Agreement shall be binding upon and inure to the benefit of Shai and the Company and their respective assigns, successors, and legal representatives. This Agreement constitutes the entire agreement of Shai and the Company with respect to the subject matter hereof and supersedes any prior agreements. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect, and the remainder of the Agreement shall remain in full force and effect. This Agreement may be executed in counterparts (including facsimile counterparts), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

In acknowledgment that the foregoing correctly sets forth the understanding reached by Shat and the Company, please sign in the space provided below, whereupon this letter shall constitute a binding Agreement as of the date indicated above.

Accepted and Agreed: CbinaTel By: /s/George Alvarez Name: George Alvarez Title: Chairman & C.E.O.	Very truly yours, Shat Bar-Lavi By: /s/Shai Bar-Lavi Name: Shai Bar-Lavi